Important Information for CPA®:16 – Global Stockholders Your Board of Directors requests your approval of a proposal to merge CPA®:16 – Global and W. P. Carey Inc. Please vote by January 23, 2014 A copy of the Joint Proxy Statement/Prospectus relating to the transactions described herein accompanies this brochure and is also available for free at www.sec.gov and www.cpa16global.com. You are urged to read the Joint Proxy Statement/Prospectus and the documents incorporated by reference in it because they contain important information. Filed pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934 Filing Person: Corporate Property Associates 16 - Global Incorporated Subject Company: Corporate Property Associates 16 - Global Incorporated Commission File Number: 001-32162

Dear Fellow CPA®:16 – Global Stockholder, The Boards of Directors of Corporate Property Associates 16 – Global Inc. (“CPA®:16 – Global”) and W. P. Carey Inc. have approved a proposal to combine the two companies in a merger transaction, which we refer to as the merger. We believe this transaction will be beneficial to you as a CPA®:16 – Global stockholder by providing you with liquid shares of W. P. Carey (NYSE: WPC), a leading publicly-traded global net-lease real estate investment trust (“REIT”) that is poised for growth and continued stable income. We propose to combine CPA®:16 – Global and W. P. Carey because we believe that the combined company will offer: • Liquidity for CPA®:16 – Global stockholders while continuing W. P. Carey’s strategy of growing real estate assets under ownership • Continued income through a stable and attractive dividend • A high quality portfolio of premium net-lease assets diversified across industries, geographies and property types • Significant scale, with a combined market capitalization of approximately $6.3 billion • A world-class asset management platform that generates ongoing stable fee revenues through the sponsorship of W. P. Carey’s non-traded REIT investment programs As a CPA®:16 – Global stockholder, you will receive merger consideration of $11.25 per share in the form of WPC common stock, a 29% premium to CPA®:16 – Global’s estimated per share Net Asset Value (“NAV”) as of December 31, 2012 of $8.70, subject to a 12% pricing collar. As a result of the merger, CPA®:16 – Global investors will hold shares of W. P. Carey, a publiclytraded net-lease REIT with a total enterprise value of approximately $10 billion and a diversified portfolio of approximately 86 million square feet of income-generating corporate real estate. The combined company is expected to have greater financial flexibility and better access to capital markets with a lower cost of capital due to its larger size and enhanced balance sheet. “We are pleased to present a transaction that we believe will be beneficial to CPA®:16 – Global stockholders by providing them with liquid shares in a leading global net-lease REIT poised for growth and continued stable income.” - Trevor Bond, Chief Executive Officer of CPA®:16 – Global Collar Reduces the Impact of Volatility in W. P. Carey’s Stock Price on the Exchange Ratio As a result of the 12% pricing collar, the exchange ratio will not exceed 0.1842 or be less than 0.1477. $8.00 $8.50 $9.00 $9.50 $10.00 $10.50 $11.00 $11.50 $12.00 $12.50 $55.54 $56.92 $58.31 $59.70 $61.09 $62.48 $63.87 $65.25 $66.64 $68.03 $69.42 $70.81 $72.20 $73.59 $74.97 $76.36 $77.75 $79.14 $80.53 $81.92 $83.30 $11.25 CPA®:16 – Global consideration per share CPA®:16 – Global NAV $8.70 $55.54 $56.92 $58.31 $59.70 $61.09 $62.48 $63.87 $65.25 $66.64 $68.03 $69.42 $70.81 $72.20 $73.59 $74.97 $76.36 $77.75 $79.14 $80.53 $81.92 $83.30 0.1842 0.1842 0.1842 0.1842 0.1842 0.1801 0.1761 0.1724 0.1688 0.1654 0.1621 0.1589 0.1558 0.1529 0.1501 0.1473 0.1447 0.1447 0.1447 0.1447 0.1447 $10.23 $10.48 $10.74 $11.00 $11.25 $11.25 $11.25 $11.25 $11.25 $11.25 $11.25 $11.25 $11.25 $11.25 $11.25 $11.25 $11.25 $11.45 $11.45 $11.85 $12.05 17.6% 20.5% 23.4% 26.4% 29.3% 29.3% 29.3% 29.3% 29.3% 29.3% 29.3% 29.3% 29.3% 29.3% 29.3% 29.3% 29.3% 31.6% 33.9% 36.2% 38.5% -20% -18% -16% -14% -12% -10% -8% -6% -4% -2% Base* 2% 4% 6% 8% 10% 12% 14% 16% 18% 20% W. P. Carey Stock Price Exchange Ratio CPA®:16 – Global Consideration Premium to NAV W. P. Carey Stock Price 2 WWW.CPA16GLOBAL.COM *Based on WPC volume-weighted average price (“VWAP”) of $69.42 for July 22, 2013 and July 23, 2013, the most recent trading dates prior to the execution of the merger agreement.

The merger of CPA®:16 – Global and W. P. Carey is subject to various closing conditions, including stockholder approvals, and cannot be assured. We have attempted to provide you with important information regarding the merger in this brochure and to anticipate some of the questions you may have. We encourage you to read the entire brochure as well as the accompanying Joint Proxy Statement/Prospectus. Your vote is very important regardless of the number of shares you own. Please vote FOR the approval of the merger by phone at 1-800-690-6903, on the internet at www.proxyvote.com, or return your proxy card by mail today. If you do not vote, the effect will be the same as voting against the merger. If you have any additional questions regarding the proposed merger, or if you need assistance with voting, please feel free to contact Computershare Fund Services, which has been retained to answer any questions you may have. You can reach them at 1-866-432-8736. We have been committed to serving the interests of our investors over the years and believe this transaction will provide you with liquidity by delivering shares in a publiclytraded global net-lease REIT that benefits from a long-term, income-oriented investment strategy similar to the one you have come to rely on. With best regards, The Board of Directors of CPA®:16 – Global recommends that you vote FOR the approval of the merger. Transaction Consideration CPA®:16 – Global stockholders will receive $11.25 per share of CPA®:16 – Global common stock in the form of WPC common stock (NYSE: WPC) subject to the pricing collar. Exchange Ratio Calculation and Collar Each share of CPA®:16 – Global will be converted into WPC common stock based on the following exchange ratio: • Floating exchange ratio and fixed $11.25 share price for CPA®:16 – Global within a collar 12% above and below a WPC reference share price of $69.42 • As a result of the collar, the exchange ratio will not exceed 0.1842 or be less than 0.1447 • Exchange ratio will be calculated using a VWAP for WPC prior to closing Tax Consequences The merger is intended to be tax-deferred for CPA®:16 – Global stockholders. Lock up on Shares Issued None Pro Forma Ownership CPA®:16 – Global stockholders, excluding the ~18.5% of CPA®:16 – Global shares currently owned by W. P. Carey, will own approximately 28% of the combined company based on the mid-point of the 12% floating exchange ratio collar. Dividend Policy Post-closing, W. P. Carey plans to maintain its conservative dividend policy of a payout ratio of approximately 80% of Adjusted Funds from Operations (“AFFO”). W. P. Carey currently anticipates that the combined company’s annual dividend will increase to a minimum of $3.52 per share.1 Timing Transaction currently expected to close in Q1 2014, subject to stockholder approvals and other customary closing conditions.2 1 Reflects anticipated pro forma annual dividend per share following transaction close. Subject to modification. Future dividends are not guaranteed. 2 There can be no assurance the merger will close at this time, if at all. Transaction Details Trevor P. Bond Chief Executive Officer 3

CPA®:16 – Global's Reasons for the Merger with W. P. Carey include:

- the per share merger consideration to be received by CPA®:16 – Global stockholders, at a fixed value of $11.25 per share of WPC common stock, represents a 29% premium to CPA®:16 – Global's estimated NAV per share of $8.70 as of December 31, 2012 and is subject to a twelve percent (12%) downside protection mechanism based on the VWAP per share of WPC common stock;
- the expectation that W. P. Carey will increase its per share dividends after the transaction, which will enable CPA®:16 – Global stockholders to continue to receive attractive income;
- CPA®:16 – Global stockholders will receive shares in a publicly-traded company with a broad stockholder base, and without lock-ups or other restrictions on transfer;
- the opportunity for CPA®:16 – Global stockholders to benefit from potential increases in the price of WPC common stock after the closing date; and
- the belief of the CPA®:16 – Global Board of Directors and the CPA®:16 – Global Special Committee that the proposed transaction will be immediately accretive to the combined company's AFFO per share and cash available for distributions per share and provides the opportunity for continuation of stable dividend growth.

The Potential Negative Factors and Risks of the Merger with W. P. Carey include:

- W. P. Carey and its affiliates serve as advisor to other CPA® REITs that have investment and rate of return objectives substantially similar to those of the combined company, and there are conflicts of interest that may arise from such advisor's role as well as the possibility that CPA® REITs may compete with the combined company after the merger with respect to properties, potential purchasers, sellers and lessees of properties and mortgage financing for properties;
- the average lease maturity in the combined company's portfolio will be approximately 9.5 years, lower than CPA®:16 – Global's current average lease maturity, thereby increasing overall risks related to re-leasing or sale of properties upon expiration of such leases;
- the risk that the price of WPC common stock will decline after the closing date; and
- the possibility that the merger with W. P. Carey would not be completed or may be delayed, and the possible adverse effects on the future liquidity options for CPA®:16 – Global that might result if the proposed merger with W. P. Carey were not completed.

CPA®:16 – Global Performance at a Glance

Original offering price per share	$10.00
Total per share cash distributions since inception	$6.11
Total per share merger consideration[3]	$11.25
Total return per original offering price	$17.36
Total return as % of original investment	174%

Annualized Yield[4]



7.00%
6.50%
6.00%
5.50%
5.00%
4.50%
4.00%
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013

3 Assumes the value of WPC common stock is within the pricing collar. The actual value of the merger consideration may be higher or lower than $11.25 if the value of WPC common stock is outside the collar when it is determined.
4 Annualized Yield = Cash distributions paid / invested capital

4 WWW.CPA16GLOBAL.COM

The Combined Company: A Highly Diversified Portfolio Portfolio Statistics W. P. Carey Current5 CPA®:16 – Global5 Number of Properties 443 479 Number of Tenants7 125 140 Square Footage 40 million 46 million Annualized Contract Minimum Rent7 $332 million $329 million No. of Countries 10 13 Average Lease Term 8.7 years 9.6 years Occupancy 99% 98% Top 10 Tenant Concentration 39% 29% % of Investment Grade Tenants7 31% 13% Weighted Average Interest Rate of Propety-related Debt 4.4% 5.4% Combined Company6 720 234 85 million $661 million 16 9.2 years 98% 31% 22% 4.7% 5 Reflects portfolio as of September 30, 2013 and pro-rata joint venture ownership of certain properties. 6 Reflects pro-rata joint venture ownership of certain properties. 7 Excludes operating properties. 5 North America Europe Asia

Questions and Answers The following questions and answers address some frequently asked questions about the merger and the special meetings of stockholders of W. P. Carey and of stockholders of CPA®:16 – Global. Q. When is the merger expected to be completed? A. W. P. Carey and CPA®:16 – Global currently expect to complete the merger in the first quarter of 2014 or as soon as possible thereafter; however, there can be no assurance as to when, or if, the merger will be completed. W. P. Carey and CPA®:16 – Global reserve the right to abandon the merger even if the W. P. Carey stockholders and the CPA®:16 – Global stockholders vote to approve the merger and all other conditions to the completion of the merger are satisfied or waived, if their respective Boards of Directors determine that the merger is no longer in the best interests of W. P. Carey stockholders or CPA®:16 – Global stockholders, respectively. Q: What vote is required to approve the merger? A: The affirmative vote of a majority of the outstanding CPA®:16 – Global common stock, excluding shares held by the advisor and other related parties, is required to approve the merger. The affirmative vote of a majority of the outstanding WPC common stock is also required to approve the merger. Q. When and where is the special meeting? A. The special meeting of CPA®:16 – Global stockholders will be held on January 24, 2014 at 3 p.m. Eastern Time at the offices of DLA Piper LLP (US) 1251 Avenue of the Americas 27th Floor New York, New York 10020-1104 Q. What do I need to do now? A. You should carefully read and consider the information contained in the Joint Proxy Statement/Prospectus, including its annexes and the information incorporated by reference into it. It contains important information about the factors that the Board of Directors of each of W. P. Carey and CPA®:16 – Global considered in evaluating whether to vote to approve the merger. How to vote: • By telephone: 1-800-690-6903 • By internet: www.proxyvote.com • By mail: please sign and date the accompanying proxy card and return it in the enclosed postage paid return envelope If your shares of CPA®:16 – Global common stock are held through a broker-controlled account, you should receive a separate voting instruction form with the Joint Proxy Statement/ Prospectus. Your vote must be received by January 23, 2014 if you do not plan on attending the special meeting. The Board of Directors of CPA®:16 – Global recommends voting FOR the proposed merger. Q. Once I have voted, can I change my vote? A. Yes. You can change your vote at any time before your shares are voted at the special meeting. You can revoke your proxy in four ways: • Submit a later-dated proxy by telephone or over the Internet by following the instructions on your proxy card; • Mail a new proxy card dated after the date of the proxy you wish to revoke; • Notify the corporate secretary of CPA®:16 – Global in writing; or • Attend the special meeting and vote your shares in person. Merely attending the special meeting will not constitute revocation of your proxy. If your shares of CPA®:16 – Global common stock are held through a broker-controlled account, you should contact your broker to change your vote. Q. What is the expected ongoing rate of return of a CPA®:16 – Global stockholder on the original offering price of $10.00 per share? A. Each CPA®:16 – Global stockholder currently receives $0.6728 of annual distributions per share, which represents an annual rate of return of 6.73%. Following the merger, CPA®:16 – Global stockholders will be entitled to receive any future dividends paid by W. P. Carey. Based on W. P. Carey’s anticipated minimum annualized dividend rate of $3.52 per share following completion of the merger, multiplied by the per share merger consideration of between 0.1447 and 0.1842 per share, each holder of CPA®:16 – Global common stock is expected to receive between $0.509 and $0.648 in annual dividends on each share of WPC common stock received in exchange for the CPA®:16 – Global common stock that they own. This represents an annual return range between 5.09% and 6.48% on an original investment of $10.00 per share of CPA®:16 – Global common stock. Based on the closing price of $66.61 per share as of October 31, 2013 for WPC common stock, the expected annual return would be 5.95%. Q. Will CPA®:16 – Global stockholders who participated in CPA®:16 – Global’s distribution reinvestment and stock purchase plan immediately prior to its suspension automatically participate in W. P. Carey’s distribution reinvestment and stock purchase plan (the “W. P. Carey DRIP”)? A. No. Each CPA®:16 – Global stockholder who desires to take part in the W. P. Carey DRIP following completion of the merger will need to enroll in the W. P. Carey DRIP. Stockholders should contact W. P. Carey’s Investor Relations department at 1-800-WP CAREY. Q. Will holders of CPA®:16 – Global common stock have to pay federal income taxes as a result of the merger? A. The exchange of WPC common stock for shares of CPA®:16 – Global in the merger will not create a recognizable gain or loss for federal income tax purposes. Capital gains or losses will be deferred until the shares of WPC common stock received in the merger are sold. If the shares of WPC common stock sold were held for more than one year, including the holding 6 WWW.CPA16GLOBAL.COM

Cautionary Statement Concerning Forward-Looking Statements: Certain of the matters discussed in this brochure constitute forward-looking statements within the meaning of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, both as amended by the Private Securities Litigation Reform Act of 1995. The forward-looking statements include, among other things, statements regarding the intent, belief or expectations of CPA®:16 – Global and can be identified by the use of words such as “may,” “will,” “should,” “would,” “assume,” “outlook,” “seek,” “plan,” “believe,” “expect,” “anticipate,” “intend,” “estimate,” “forecast” and other comparable terms. These forward-looking statements include, but are not limited to, statements regarding the benefits of the proposed Merger, annualized dividends, funds from operations coverage, integration plans, expected synergies, and anticipated future financial and operating performance and results, including estimates of growth, and the expected timing of completion of the proposed Merger. These statements are based on current expectations and it is important to note that the actual results of the combined company could be materially different from those projected in such forward-looking statements. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Discussions of some of these other important factors and assumptions are contained in filings with the SEC, which are available at the SEC’s website at http://www.sec.gov, including Item 1A. Risk Factors in CPA®:16 – Global’s Annual Report on Form 10-K for the year ended December 31, 2012 as filed with the SEC on February 26, 2013 and subsequent Quarterly Reports on Form 10-Q. Discussions of some of these other important factors and assumptions are contained in W. P. Carey’s filings with the SEC and are available at the SEC’s website at http://www.sec.gov, including Item 1A. Risk Factors in W. P. Carey’s Annual Report on Form 10-K for the year ended December 31, 2012 as filed with the SEC on February 26, 2013 and subsequent Quarterly Reports on Form 10-Q. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this brochure may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this brochure, unless noted otherwise. Except as required under the federal securities laws and the rules and regulations of the SEC, W. P. Carey and CPA®:16 – Global do not undertake any obligation to release publicly any revisions to the forward looking statements to reflect events or circumstances after the date of this brochure or to reflect the occurrence of unanticipated events. Additional Information and Where to Find It: This brochure shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of the Joint Proxy Statement/Prospectus. WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/ PROSPECTUS AND ANY DOCUMENTS INCORPORATED INTO IT, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT W. P. CAREY, CPA®:16 – GLOBAL AND THE PROPOSED MERGER. INVESTORS ARE URGED TO READ THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY. Investors are able to obtain these materials and other documents filed with the SEC free of charge at the SEC’s website (http://www.sec.gov). In addition, these materials will also be available free of charge by accessing W. P. Carey’s website (http://www.wpcarey.com) or by accessing CPA®:16 – Global’s website (http://www.cpa16global.com). Investors may also read and copy any reports, statements and other information filed by W. P. Carey or CPA®:16 – Global, with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room. Participants in the Proxy Solicitation: Information regarding W. P. Carey’s directors and executive officers is available in its proxy statement filed with the SEC by W. P. Carey on April 30, 2013 in connection with its 2013 annual meeting of stockholders, and information regarding CPA®:16 – Global’s directors and executive officers is available in its proxy statement filed with the SEC by CPA®:16 – Global on April 26, 2013 in connection with its 2013 annual meeting of stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the Joint Proxy Statement/Prospectus and other relevant materials filed by W. P. Carey on October 1, 2013, as amended, and other relevant materials filed with the SEC. December 2013 period of the CPA®:16 – Global common stock exchanged in the merger, the capital gains or losses recognized will be treated as long-term capital gains or losses. Q. How will the merger affect the tax basis for holders of CPA®:16 – Global common stock? A. The aggregate adjusted tax basis of the WPC common stock received in the merger will be the same as the aggregate tax basis of the CPA®:16 – Global shares held by such stockholder. A holder of CPA®:16 – Global common stock who received cash in lieu of fractional shares of WPC common stock will generally be treated as having received the cash in redemption of the fractional share interest. Q. Once the merger has been completed, do CPA®:16 – Global stockholders have to do anything to receive their shares of WPC common stock? A. No. Following completion of the merger, W. P. Carey will solicit a third party transfer agent to record the issuance of the shares of WPC common stock to the holders of CPA®:16 – Global common stock on its stock records. W. P. Carey will issue shares of WPC common stock to holders of CPA®:16 – Global common stock in uncertificated book-entry form. No physical stock certificates representing the shares of WPC common stock will be delivered. If the shares of WPC common stock received in the merger are registered in a broker-controlled or custodial account, the broker or custodian may plan to automatically initiate a transfer of the shares into the stockholder’s brokerage account. Q. If my shares of CPA®:16 – Global common stock are held in a brokercontrolled account by my broker, will my broker vote my shares of CPA®:16 – Global common stock for me? A. No. You should follow the directions provided by your broker on your voting instruction form. It is important to note that your broker will vote your shares of CPA®:16 – Global common stock only if you provide instructions on how you would like your shares to be voted at the special meeting. Q. Who can help answer my questions? A. If you have more questions about the merger, please contact: CPA®:16 – GLOBAL Investor Relations Department Telephone: 1-800-WP CAREY Email: IR@wpcarey.com or COMPUTERSHARE FUND SERVICES Telephone: 1-866-432-8736 7

HOW TO VOTE If you do not vote, the effect will be the same as voting against the merger. BY TELEPHONE Call toll free 1-800-690-6903 There is no charge for this call; please have your proxy card in hand BY INTERNET 1. Go to www.proxyvote.com 2. Please have your proxy card available 3. Follow the simple instructions BY MAIL Please sign and date the accompanying proxy card and return it in the enclosed postage paid return envelope. If you sign and return the proxy card without indicating your choices, you will have been deemed to have voted in favor of the merger. BY ATTENDING THE SPECIAL MEETING The special meeting of CPA®:16 – Global stockholders will be held at 3 p.m. ET on January 24, 2014 at the offices of DLA Piper LLP (US) 1251 Avenue of the Americas 27th Floor New York, New York 10020 If you have any questions or need assistance in completing your proxy card, please call Computershare Fund Services at 1-866-432-8736. Your vote must be received by January 23, 2014. YOUR VOTE IS IMPORTANT PLEASE ACT PROMPTLY